Room 4561

November 7, 2006

Mr. Sang Don Kim
President and Chief Executive Officer
Cintel Corp.
9900 Corporate Campus Drive
Suite 3000
Louisville, KY 40223

> **Re: Cintel Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 333-100046**

Dear Mr. Kim:

We have reviewed your response letter dated August 10, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Balance Sheet, page F-2

Accounts Receivable

1. We note your response to prior comment 2 and the accounts receivable aging schedules provided supplementally to the Staff. In your response you indicate that the allowance for doubtful accounts was determined on a specific account basis and only non-contested receivables from customers with a good credit history and not in financial difficulty would not be provided for. We note from your accounts receivable aging schedule as of March 31, 2006 that approximately $822 thousand of your accounts receivable were greater than three months old with no corresponding reserve. Please explain to us the basis for not recording an allowance for doubtful accounts against those receivable greater than three months old. In your response tell us how you have complied with the AICPA Technical Q&A Section 2130.7 "Requirement for Doubtful Accounts Allowance."

2. Based on information contained in your filings and response letter, it appears that your allowance for uncollectible accounts represents a critical accounting estimate. Given this, explain to us how you considered Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Interpretive Release No. 33-8350, V. Critical Accounting Estimates with regard to your allowance for doubtful accounts.

3. Your response to prior comment number 2 indicates that, for direct sales to customers, credit terms are 15 to 45 days. Explain to us, in detail, how these credit terms are consistent with the collection and aging history reflected in the accounts receivable analyses provided in your response letter dated August 10, 2006. Address why, given the apparent inability to enforce your credit terms, you are able to conclude that your fees are fixed or determinable and that collectibility is probable at the time you recognize revenue. As part of your response, tell us the portion of sales during the year ended December 31, 2005 and any subsequent interim periods that were made directly to end customers and indirectly through distributors.

4. Your response to prior comment number 2 indicates, in part, that, when you provide services as a subcontractor, credit terms depend on the credit terms between the primary contractor and its customer. Your response indicates that, in these circumstances "Basically, Cintel will be paid when the customer pays the primary contractor." In view of these payment terms, explain your basis for concluding that your fees in these arrangements are fixed and determinable at the time you recognize revenue.

Notes to Consolidated Financial Statements

General

5. We note your response to prior comment 3 where you indicate that since the U.S. operating segment's profit or loss and assets constitute less than 10% of the related consolidated company amounts, no other reportable segment are required pursuant to SFAS 131. While your response indicates compliance with the geographic information disclosure requirements of paragraph 38, it does not appear to address the notion of separate operating segments based on different business activities as outlined in paragraph 10. Further, your response does not address disclosures about products and services as required by paragraph 37. As previously requested by the Staff, tell us how you considered the segment and product disclosure requirements of SFAS 131.

Note 2. Summary of Significant Accounting Policies

e) Revenue Recognition, page F-7

6. Your response to prior comment number 4 from our letter dated May 19, 2006 indicates, in part, that SOP 97-2 did not apply to you during 2005 as you did not have any multiple element arrangements. Please note that SOP 97-2 provide guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. It is not limited to multiple element arrangements. In view of this, clarify how you have evaluated the applicability of SOP 97-2 for the periods reported in your 2005 10-KSB and all subsequent interim periods.

7. We have read your response to prior comment number 4 and do not believe you have addressed, in sufficient detail, the items addressed in that comment. As previously requested, provide the following:
   • Clearly identify the products or services from which you derive material amounts of revenue;
   • Describe to us the extent to which you sell software as part of your arrangements and indicate whether you account for any such sales in

accordance with SOP 97-2. For arrangements that include software and are not accounted for under SOP 97-2, explain how you considered paragraph 2 of the SOP.

- Describe the material terms of the arrangements under which you provide your products or services;
- Identify the elements included in each material type of revenue transaction;
- Identify all criteria considered in determining when to recognize revenue and explain how you determine when each of the identified criteria have been met;
- For transactions with multiple elements, describe each element and explain to us how you recognize the related revenue. Support your basis for accounting for any elements separately and explain how you determine whether the appropriate criteria have been met in order to recognize revenue; and
- Identify all authoritative literature that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable, and that your policies comply with that literature.

Your response should address the periods reported in your 2005 10-KSB and all subsequent interim periods. Further, your response should include sufficient detail to provide a clear understanding of the terms of each type of revenue arrangement and the related accounting.

Note 10. Income Taxes, page F-17

8. Your response to prior comment number 6 indicates that you have concluded that your deferred tax assets are recoverable based on projections of future results. In support of those projections, you identify various factors, including profitable operations in 2001, improvements in the Korean economy, recent increases in your gross revenue, and cost reduction efforts. However, we note that you reported losses for the years 2002 through 2005 and were in a cumulative loss position as of December 31, 2004 and December 31, 2005.

SFAS 109, paragraph 23 indicates, in part, that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. SFAS 109, paragraph 24 provides examples of the types of evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence. SFAS 109, paragraph 25 indicates that the weight given to positive and negative evidence should be commensurate with the extent to which it can be objectively verified. In view of the degree and objective verifiability of the negative evidence represented by your cumulative losses, the projections and other factors described in your response are not sufficient to support a conclusion that a valuation allowance is not required.

Accordingly, revise your financial statements to reflect a valuation allowance that is consistent with your recent earnings history and the requirements of SFAS 109.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar at (202) 551-3459 or me, at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief